Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

(Commission File No. 001-38023)

C&J Energy Services and Keane Announce Executive Leadership Team of Combined Company

Reflects Strengths and Capabilities of Both Organizations

HOUSTON, October 2, 2019 — C&J Energy Services (“C&J”) (NYSE: CJ) and Keane Group, Inc. (“Keane”) (NYSE: FRAC) today announced the future executive leadership team of the combined company effective upon completing their pending merger of equals.

“This announcement is another important step forward in merging our highly complementary businesses to create one of the largest U.S. well completion services companies,” said Robert Drummond, the designated Chief Executive Officer of the combined company. “This executive leadership team reflects the strengths of both Keane and C&J and possesses the qualities, skills and experience that will help drive our successful future together. As individuals, each executive has exemplary industry expertise, and collectively, they will form the most capable team in oilfield services as we join our resources, talents and strengths to deliver the highest level of customer service and generate leading long-term value for shareholders.”

The previously announced leadership appointments are:

•	Patrick Murray, Chair of the Board of Directors;

•	Robert Drummond, President, Chief Executive Officer and Director;

•	Jan Kees van Gaalen, Executive Vice President and Chief Financial Officer; and

•	Gregory Powell, Executive Vice President and Chief Integration Officer.

Following are the operational leaders, reporting to Mr. Drummond:

•	Billy Driver, Senior Vice President, Product Lines: management of the Hydraulic Fracturing, Integrated Wireline, Wireline & Pumpdown, Cementing and Coiled Tubing product lines.

•

Ian Henkes, Senior Vice President, Operations: management of regional field operations for the Hydraulic Fracturing, Integrated Wireline, Wireline & Pumpdown, Cementing and Coiled Tubing product lines.

•	Jack Renshaw, Senior Vice President, Well Services: management of the Well Services product lines.

In addition to Mr. van Gaalen and Mr. Powell, following are the corporate and functional leaders, reporting to Mr. Drummond:

•	Ed Keppler, Senior Vice President, Operations & Shared Services: management of Maintenance, Quality and HSE (Health, Safety & Environment) and Supply Chain.

•	Ted Lafferty, Senior Vice President and Chief Technology Officer: management of technology solutions, manufacturing and business initiatives (digital, surface and downhole technologies).

•

Kevin McDonald, Executive Vice President, Chief Administrative Officer and General Counsel: management of corporate governance, legal matters, compliance, human resources, risk management, corporate communications, and serve as corporate secretary.

•	Richard Vaclavik, Senior Vice President and Chief Commercial Officer: management of sales, marketing and customer engagement.

Mr. Driver, Mr. Keppler and Mr. Renshaw are currently executives of C&J; Mr. McDonald, Mr. Henkes, Mr. Lafferty and Mr. Vaclavik are currently executives of Keane.

As previously announced on June 17, 2019, Keane and C&J have entered into a definitive agreement to combine the companies in an all-stock merger of equals. The merger of equals will create a leading well completion and production services company in the U.S., with increased scale and density across services and geographies with a prominent presence in the most active U.S. basins. Both C&J and Keane share a commitment to safety and integrity, employee development, partnerships with top-tier customers, technological innovation, and strong community relationships, all of which will be reflected in the operations of the combined company.

The merger of equals remains on target to close in the fourth quarter of 2019, following C&J and Keane shareholder approval and receipt of other customary closing conditions.

About Keane Group, Inc.

Headquartered in Houston, Texas, Keane is one of the largest pure-play providers of integrated well completion services in the U.S., with a focus on complex, technically demanding completion solutions. Keane’s primary service offerings include horizontal and vertical fracturing, wireline perforation and logging, engineered solutions and cementing, as well as other value-added service offerings.

About C&J Energy Services

C&J Energy Services is a leading provider of well construction and intervention, well completion, well support and other complementary oilfield services and technologies to independent and major oilfield companies engaged in the exploration, production and development of oil and gas properties in onshore basins throughout the continental United States. C&J offers a diverse, integrated suite of services across the life cycle of the well, including hydraulic fracturing, cased-hole wireline and pumpdown, cementing, coiled tubing, rig services, fluid management, other completions logistics, and specialty well site support services. C&J is headquartered in Houston, Texas and operates across all active onshore basins in the continental United States. For additional information about C&J, please visit https://cjenergy.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Keane’s and C&J’s control. Statements in this communication regarding Keane, C&J and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Keane’s and C&J’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Keane’s and C&J’s control. These factors and risks include, but are not limited to, (i) the competitive nature of the industry in which Keane and C&J conduct their business, including pricing pressures; (ii) the ability to meet rapid demand shifts; (iii) the impact of pipeline capacity constraints and adverse weather conditions in oil or gas producing regions; (iv) the ability to obtain or renew customer contracts and changes in customer requirements in the markets Keane and C&J serve; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) the effect of environmental and other governmental regulations on Keane’s and C&J’s operations; (viii) the effect of a loss of, or interruption in operations of, one or more key suppliers, including resulting from product defects, recalls or suspensions; (ix) the variability of crude oil and natural gas commodity prices; (x) the market price and availability of materials or equipment; (xi) the ability to obtain permits, approvals and authorizations from governmental and third parties; (xii) Keane’s and C&J’s ability to employ a sufficient number of skilled and qualified workers to combat the operating hazards inherent in Keane’s and C&J’s industry; (xiii) fluctuations in the market price of Keane’s and C&J’s stock; (xiv) the level of, and obligations associated with, Keane’s and C&J’s indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of C&J’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Keane’s and C&J’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Keane’s and C&J’s filings with the Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors” in Item 1A of Keane’s Annual Reports on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2018, filed on February 27, 2019 and August 19, 2019, respectively, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019 and in other periodic filings, available on the SEC website or www.keanegrp.com or www.cjenergy.com. Keane and C&J assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Important Additional Information Regarding the Merger of Equals Filed With the SEC

In connection with the proposed merger, Keane has filed a registration statement on Form S-4 that includes a joint proxy statement of Keane and C&J that also constitutes a prospectus of Keane with the SEC. Each of Keane and C&J have also filed other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders may obtain free copies of these documents and other documents containing important information about Keane and C&J through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Keane are available free of charge on Keane’s website at http://www.keanegrp.com or by contacting Keane’s Investor Relations Department by email at investors@keanegrp.com or by phone at 281-929-0370. Copies of the documents filed with the SEC by C&J are available free of charge on C&J’s website at www.cjenergy.com or by contacting C&J’s Investor Relations Department by email at investors@cjenergy.com or by phone at 713-325-6000.

Participants in the Solicitation

C&J, Keane and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of C&J is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 9, 2019, and C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 27, 2019.

Information about the directors and executive officers of Keane is set forth in Keane’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on April 1, 2019, and Keane’s Annual Reports on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2018, filed on February 27, 2019 and August 19, 2019, respectively. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed merger. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C&J or Keane using the sources indicated above.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Contacts

Keane Investor Contact

Greg Powell

President & CFO

investors@keanegrp.com

Marc Silverberg

Managing Director (ICR)

marc.silverberg@icrinc.com

C&J Investor Contact

Jan Kees “JK” van Gaalen

Chief Financial Officer

investors@cjenergy.com

Daniel Jenkins

VP – Investor Relations

investors@cjenergy.com

Media

Sharon Stern / Ed Trissel

Joele Frank, Wilkinson Brimmer Katcher

+1 212 355 4449